                                                                   EXHIBIT (3.i)

                             AMENDMENT TO BY-LAWS

                     MERRY LAND & INVESTMENT COMPANY, INC.
                                 JULY 8, 1998

     Article VII is hereby deleted in its entirety and replaced with the following:

                                  ARTICLE VII

                                INDEMNIFICATION
                                ---------------

     The corporation shall indemnify its directors and officers, whether serving the corporation or at its request any other entity, to the full extent required or permitted by the Georgia Business Corporation Code now in force, including the advance of expenses to the full extent permitted by law. The foregoing rights of indemnification shall not be exclusive of any other rights to which those seeking indemnification may be entitled. No amendment of the Articles of Incorporation or By-laws of the corporation or repeal of any of its provisions shall limit or eliminate the right to indemnification provided hereunder with respect to acts or omissions occurring prior to such amendment or repeal. For purposes of this Article VII, reference to "the corporation" shall be defined in
Section 14-2-850 O.C.G.A. The indemnification and advancement of expenses provided by or granted pursuant to this Article VII shall, unless otherwise provided when a director's term is terminated, continue as to a person who has ceased to be a director, and shall inure to the benefit of the heirs, executors and administrator of such a person.